July 11, 2018

Robert Kain
Chief Executive Officer
LunaTrust LLC
415 South Cedros Avenue, Suite 260
Solana Beach, California 92075

       Re: LunaTrust LLC
           Draft Offering Statement on Form 1-A
           Submitted June 11, 2018
           CIK No. 0001741687

Dear Mr. Kain:

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Form 1-A submitted June 11, 2018

Part I
Item 3. Application of Rule 262, page v

1. We note you checked the box that "bad actor" disclosure under Rule 262(d) is provided in
       Part II of the offering statement; however, no such disclosure has been provided. Please provide such disclosure or advise.
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
July 11, 2018
July 11, 2018 Page 2
Page 2
FirstName LastName
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page v

2. We note that your aggregate offering price appears to be $50,050,000 based on the number of common limited liability company interests offered and the price per unit.
         Revise the number of securities offered or the price per security such that the disclosure regarding the portion of the aggregate offering price attributable to securities being offered is correct.
3. We note your securities will not be offered for cash. Revise your offering circular to disclose how the aggregate offering price will be based on the value of the member data provided as consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Also disclose how your valuations of the member data provided as non-cash consideration will be reasonable at the time made. In addition, refer to the Note to Paragraph (A) of Rule 251 of Regulation A and provide us with your analysis as to how your offering falls within the scope of the exemption provided by that rule. Also provide us with your analysis as to how you intend to comply with Rule 251(d)(2)(i)(C) and include disclosure as appropriate. In each analysis you provide in response to this comment, cite any authority on which you rely.
Part II
Preliminary Offering Circular, page 1

4. Throughout your offering circular where you discuss the declaration of distributions, such as on page 12, revise to make clear that distributions may never be declared and that such distributions are in the sole discretion of your manager. Furthermore, in an appropriate section of your offering circular, disclose the methodology by which the funds available for distributions will be determined.
5. In each instance where you discuss the terms of your operating agreement, management agreement or license agreement, please include disclosure that such terms may be changed unilaterally by your manager. Moreover, where you discuss your manager's discretion not to effectuate a distribution in the event the distribution is less than a certain amount, please clarify whether the manager has the discretion to not effectuate a distribution at all under your current operating agreement or by unilateral amendment to your operating agreement. Also, tell us whether your manager can unilaterally waive or change the provisions in section 6.8 of your operating agreement.
6. We note your disclosure, such as on page 12, that the manager is "generally, but not always" required to provide advance notice to members of unilateral modification to the operating agreement or management agreement (including the Database IP license terms contained therein). In an appropriate location, disclose the circumstances under which your manager is not required to provide advance notice of such modifications.
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
July 11, 2018
July 11, 2018 Page 3
Page 3
FirstName LastName
7. In an appropriate section of your offering circular, discuss the material terms of any required compliance with the Health Insurance Portability and Accountability Act of 1996
         (HIPAA), as amended, and any other material federal, state or local regulations, including how your business and database will comply with those rules and regulations, how the blockchain aspects of your database will comply with those rules and regulations, the anticipated costs associated with such compliance, and the risks and consequences of non-
         compliance.
Preliminary Offering Circular Cover Page, page 1

8. Disclose on your cover page that the securities you are offering will not have any voting, consent or management rights relating to the management and operation of the company, except to appoint a liquidator upon the dissolution of the company if you do not have a manager at that time, that the holders of your securities will not be entitled to the profits that you or your manager derive from the database or your respective businesses and will only be entitled to receive dividends or distributions, if any, as and when determined by the manager, will be transferable only under limited circumstances and will have extremely limited rights and remedies due to your governance provisions, including the elimination of your manager's fiduciary duties to your security holders. Given these limited rights and remedies, avoid referring throughout your filing to the securities you are offering as "shares" or "common shares."
9. In an appropriate location in your offering circular, disclose how you determined the number of securities to be issued for each type of member data provided and how you determined the estimated fair market value of such data.
10. It does not appear your disclosed website is operable. Please advise or revise.
Summary of Information in Offering Circular, page 4

11. Provide a summary of the material risks to members who provide their data to you. We note some examples in various locations in your filing such as revelation of surname, non-
         paternity and of various hereditary diseases and traits, and that such data could be released into the public domain unintentionally.
12. Disclose what consideration would be paid to members if their interests were redeemed.
Risk Factors, page 7

13. We note your disclosure on page 44 regarding mandatory arbitration, class action waiver, exclusive forum, and fee shifting provisions in your operating agreement. We also note the waiver of liability provision in section 4.4(a) of your operating agreement. Please add risk factor disclosure to address the specific material risks to your members from each of these provisions and the similar provisions contained in your management agreement.
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
July 11, 2018
July 11, 2018 Page 4
Page 4
FirstName LastName
Our business is subject to complex and evolving U.S. and foreign laws..., page
8

14. If you will be subject to the European General Data Protection Regulation (GDPR) that took effect in May 2018, expand your risk factor disclosure as appropriate. If you will not market to European-based customers, disclose how this will limit your ability to market to global pharmaceutical and life sciences companies.
Our Manager may have conflicts of interest..., page 13

15. We note public announcements regarding your manager's Luna Coin project. If that project is still active, update your disclosure as appropriate. If that project would compete with your planned business operations, expand your risk factor disclosure to discuss the potential conflicts of interest, including the risk of competing with your manager.
Our Operating Agreement eliminates our Manager's fiduciary duties to our members, page 13

16. Expand your risk factor disclosure to address the lack of securityholders' ability to seek accountability for wrongdoing given the elimination of fiduciary duties, governance provisions, and the unilateral discretion of your manager. Description of Business, page 16

17. Clarify how you will create a longitudinal database if members do not continue to contribute personal data. Include appropriate risk factor disclosure.
18. We note that paragraph 2 of your management agreement indicates the database managed by your manager will be "designed to have key functions powered by the blockchain."
         Please explain how you intend to incorporate blockchain technology into your database and how the technology will work. Include an outline of the stages of development for the blockchain technology solution for your database and where your manager is in each stage, including associated milestones, timeframes, and costs. Also, provide balanced disclosure regarding the potential risks and benefits of the technology.
19. Please discuss government regulations of your blockchain technology solution for your database, if material. Provide appropriate risk factor disclosure, if applicable. Also, please tell us whether your blockchain technology solution will involve holding or trading digital assets or cryptocurrencies.
20. We note you have organized your business as a limited liability company with a public benefit corporation as your manager that will own the intellectual property to your database with your members holding limited liability company interests. Please revise to disclose why you have chosen this structure and the material advantages and disadvantages of this structure as compared to structuring your company as a typical corporation that offers common stock to its investors.
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
July 11, 2018
July 11, 2018 Page 5
Page 5
FirstName LastName
21. To the extent you, or your manager, are affiliated with digital asset-related businesses, please disclose such affiliations. Also, tell us how Luna Coin relates to your business and how your manager plans to use Luna Coin for its business operations. Include in your response the costs to your manager of creating Luna Coin, the material risks your manager faces in implementing it, and how you expect your manager's token generation to impact your planned operations. Also, explain how your manager intends to comply with the registration and other requirements of the federal securities laws.
22. We note your disclosure that large amounts of genomic and other data are already freely available from public databases which you disclose have been of little interest to the pharmaceutical industry due in part to the "high variation in data quality." We also note your disclosure on page 24 that your database inputs will include self-reported genomic and phenotypic data, and medical data and DTC testing product data files which will be self-reported and originally sourced from third parties. Clarify how you will validate these inputs into your database and how you will control the variation in your data quality given that it is self-reported or made available from third parties. Also, disclose the risks to your business and the value proposition of your database if your inputs do not prove reliable.
Compensation of Our Manager, page 31

23. We note your disclosure on page 24 that you, your manager, and your members may receive compensation from research sponsors for identifying potential members for targeted research. Clarify in this section how that compensation will be determined and divided among the various parties.
Securities Being Offered, page 35

24. Disclose the material differences between the securities being offered and typical common stock.
Arbitration; Governing Law; Class Actions, page 44

25. Disclose in this section the waiver of liability provision in section 4.4(a) of your operating agreement and then disclose how each provision described in this section may materially impact the rights of holders. To the extent that any of these provisions would apply to any claims under the federal securities laws or the rules and regulations thereunder, revise your disclosure to affirmatively state (in both the disclosure and in the related exhibit) that by agreeing to these provisions, investors will not be deemed to have waived the manager's or the company's compliance with any federal securities laws or the rules and regulations thereunder. In addition, address any question under applicable state law as to the enforceability of any of the provisions described in this section and, to the extent the transfer of any security is required by law, address whether these provisions would apply to transferees.
 Robert Kain
LunaTrust LLC
July 11, 2018
Page 6
Our Management Agreement, page 45

26. Disclose the waiver of liability provision in section 9, the mandatory arbitration provision in section 16.2, the exclusive forum provision in section 16.7, and the fee shifting provision in section 16.8. Also, disclose how you would initiate claims against the manager to enforce any terms of the agreement given that the manager controls you and you have no officers or directors.
Index to Financial Statements of LunaTrust, LLC, page F-1

27. Please tell us why you only presented an opening audited balance sheet and how this presentation complies with Part F/S(b)(4) of Form 1-A as specified by Part F/S(c)(1).
Note 6. Management Agreement
Expenses, page F-6

28. We note that the manager is not entitled to reimbursement for operational expenses paid by the manager if such expenses would have been accrued by you under generally accepted accounting principles on or before March 31, 2020. Please tell us how you intend to account and reflect within your financial statements the expenses paid on your behalf by the manager. Refer to the guidance in SAB Topic 5T.
        You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Tim Buchmiller, Senior
Attorney, at 202-551-3635 with any other questions.


FirstName LastNameRobert Kain
                                                            Division of
Corporation Finance
Comapany NameLunaTrust LLC
                                                            Office of
Electronics and Machinery
July 11, 2018 Page 6
cc:       John Tishler, Esq.
FirstName LastName